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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 1
                                       to
                                 SCHEDULE 14D-9

                    Solicitation/Recommendation Statement
                   under Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                               ----------------

                                 ZENGINE, INC.
                           (Name of Subject Company)

                                 ZENGINE, INC.
                       (Name of Persons Filing Statement)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                  98935C 10 7
                     (CUSIP Number of Class of Securities)

                     Joseph M. Savarino, President and CEO
                                 Zengine, Inc.
                               901 Parker Street
                           Berkley, California 94710
                                 (510) 665-6680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                               ----------------

                                With copies to:

                             David A. Zagore, Esq.

                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Tower
                               127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500

                               ----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information

   The name of the subject company is Zengine, Inc., a Delaware corporation (the "Company" or "Zengine"). The principal executive offices of the Company are located at 901 Parker Street, Berkley, California 94710, and the Company's telephone number at this address is (510) 665-6680.

   The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the Company's common stock, no par value $0.01 (the "Common Stock"). The shares of Common Stock are hereinafter referred to as the "Shares."

   As of October 4, 2001, there were 14,614,519 Shares outstanding.

Item 2. Identity and Background of Filing Person

   The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   This Schedule relates to the tender offer disclosed in a Tender Offer Statement on Schedule TO dated October 17, 2001 (the "Schedule TO"), filed by MCSi, Inc. ("MCSi"), a Maryland corporation, to purchase all the outstanding Shares that MCSi does not own, upon the terms and subject to the conditions set forth in the Preliminary Prospectus dated October 17, 2001 (the "Prospectus"), and in the related Letter of Transmittal (which, together with any amendment's or supplements thereto, are referred to herein collectively as the "Offer"), which has been sent or given to stockholders of the Company pursuant to that certain Agreement and Plan of Reorganization dated as of October 4, 2001 (the "Agreement") by and between MCSi and Zengine filed as exhibit 2.1 to Amendment No. 4 to Schedule 13D filed the Securities and Exchange Commission (the "Commission") by MCSi on October 5, 2001. The Agreement provides for the merger of Zengine with and into MCSi following consummation of the Offer (the "Merger"). The Prospectus states that the principal executive offices of MCSi are located at 4750 Hempstead Station Drive, Dayton, Ohio 45429.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

   Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) MCSi and its executive officers, directors or affiliates or (2) the Company, its executive officers, directors or affiliates.

Certain Agreements, Arrangements or Understandings Between the Company or subsection its Affiliates and MCSi, its Executive Officers, Directors or Affiliates

   Certain information regarding agreements, arrangements and understandings between the Company and its affiliates, on the one hand, and MCSi, its executive officers and directors or affiliates, on the other hand, is described under the heading "Certain Transactions" in the Company's Proxy Statement dated January 26, 2001 filed with the Commission on Schedule 14A and is incorporated herein by reference.

   Additional information regarding agreements, arrangements and understandings between the Company and its affiliates, on the one hand, and MCSi, its executive officers and directors or affiliates, on the other hand, is described under the headings "THE MERGER AGREEMENT," "INTERESTS OF CERTAIN PERSONS IN THE OFFER AND MERGER" and "BACKGROUND OF THE OFFER" in the Prospectus previously distributed to stockholders of the Company and filed with the Commission by MCSi on Form S-4 which is incorporated herein by reference.

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Certain Agreements, Arrangements or Understandings Between the Company or its
Affiliates and the Company, its Executive Officers, Directors or Affiliates

   Information regarding agreements, arrangements and understandings between the Company and its affiliates, on the one hand, and the Company, its executive officers and directors or affiliates, on the other hand, is described under the headings "Management Compensation" and "Certain Transactions" in the Company's Proxy Statement dated January 26, 2001 filed with the Commission on Schedule 14A which is incorporated herein by reference.

Item 4. The Solicitation or Recommendation

Background

   On September 5, 2001, at a regular meeting of the Board of Directors of Zengine, Michael E. Peppel, Chairman of the Board, informed the Board that the MCSi board was exploring the benefits of the acquisition of the outstanding shares of Zengine. The Zengine board took no official action at that meeting, but, with Mr. Peppel recusing himself, discussed the concept and later indicated to Mr. Peppel that it would be receptive to such a proposal should one be forthcoming from MCSi.

   On September 11, 2001, MCSi delivered to Zengine a letter proposing a transaction by which MCSi would acquire all of the outstanding Shares not already owned by MCSi. The proposal also provided that upon obtaining at least 90% of the outstanding Shares, MCSi would then engage in a "short-form" merger under Delaware General Corporation Law without the need of a meeting of Zengine stockholders. A copy of that letter was filed as an exhibit 99.1 to MCSi's amendment to its Schedule 13D filed with the Commission on October 5, 2001 which is incorporated herein by reference. The letter set forth the proposed terms of the transaction, including an exchange ratio of 0.2946 MCSi common shares for each share of Zengine Common Stock. The proposal letter stated that the proposal would expire if not accepted by September 16, 2001. The proposal was highly conditioned, particularly on the negotiation and execution of a definitive merger agreement between the parties and the approval of the proposal by a special independent committee of the Zengine board. The letter stated that the merger agreement would not prohibit the special committee from finding a better offer and would not require that Zengine pay MCSi a "break-up fee" if Zengine were to enter into a better agreement with a third party offeror.

   MCSi owns approximately 58.5% of Zengine's outstanding Common Stock. Michael
E. Peppel, the chairman, president and chief executive officer of MCSi, is chairman of the Board of Directors of Zengine. In addition, certain members of management of Zengine, including certain directors, own shares of MCSi common stock. Anthony W. Liberati, a Zengine director served as chairman of the board of MCSi from May 1996 to February 2000. Because of these potential conflicts of interest, on September 14, 2001, after the Board of Directors of Zengine was advised that MCSi had an interest in acquiring the shares of Zengine that it did not already own, the Zengine Board established a special committee consisting of Ms. Stacey Snider, Mr. Donald H. Hutchinson, and Mr. Richard V. Hopple (the "Special Committee"). Mr. Hopple served as Chairman of the Special Committee. These directors were appointed to the Special Committee because they are not affiliated with Zengine or MCSi, other than as Zengine directors, and they hold no management positions with Zengine.

   The Special Committee held its initial meeting on September 14, 2001. At that meeting, the Special Committee interviewed and retained Squire, Sanders & Dempsey L.L.P., as its independent counsel, and McDonald Investments Inc., a unit of Key Corp. (whose other separate subsidiary, Key Capital Corp. is a minority participant in MCSi's credit facility), as its independent financial advisor, to assist it in evaluating MCSi's proposal. Independent legal counsel then advised the Special Committee of their fiduciary obligations under Delaware General Corporation Law applicable to consideration of the proposal by the directors. The Special Committee then reviewed the terms of the proposal with its advisors and concluded that it could not respond to MCSi within the time frames indicated in its proposal. By telephone conversation and letter dated September 16, 2001, Mr. Hopple, as Chairman of the Special Committee informed Mr. Peppel, as Chairman of

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MCSi's board of directors, that the Special Committee was favorably disposed to considering MCSi's proposal; however:

  " . . . given the events of the past week and the need to ensure a process that protects the interests of Zengine's unaffiliated shareholders, a deadline of September 16, 2001 does not permit the Special Committee and its advisors adequate time. The Special Committee, with the assistance of its team of advisors, has begun the process of reviewing all information we believe is necessary to arrive at an informed business judgment with respect to your proposal."

   The Special Committee charged its advisors to undertake diligence with respect to the businesses of Zengine and MCSi and to promptly report its conclusions to the Special Committee. The Special Committee also informed MCSi that, assuming complete cooperation of management of both Zengine and MCSi in the diligence process it would attempt to respond to its proposal not later than September 24, 2001.

   On September 18, 2001, MCSi sent a letter to the Committee that clarified MCSi's prior proposal by stating that the proposal meant to set an exchange ratio that would translate to an offer price of $3.75 for each Share and that the exchange ratio would be set at the time of agreement, subject to the terms and conditions of a negotiated merger agreement.

   On September 19 and 24, 2001, the Special Committee held meeting at which the directors received clarification on the terms of MCSi's proposal and preliminary due diligence reports from its independent legal and financial advisors.

   On September 25, 2001, MCSi delivered a first draft of a definitive merger agreement.

   On September 27, 2001, the Special Committee held a meeting at which the directors and their independent financial and legal advisors reviewed the draft agreement. Negotiations on the agreement ensued between September 27 and October 3, 2001. Diligence on the Company and MCSi continued during this period.

   On October 3, 2001, the Special Committee held a meeting at which legal counsel again reviewed for directors their fiduciary obligations under Delaware law and the terms of the revised Agreement. The Special Committee's financial advisors also reviewed the status of the Company's and MCSi's business and rendered its opinion stating that the proposed Agreement and the transactions contemplated thereby, including the Offer and the Merger are fair to the Company's independent stockholders from a financial point of view. After lengthy discussion, the Special Committee unanimously determined to approve and recommend the Agreement, the Offer and the Merger to the Company's Board of Directors.

Recommendation of the Board of Directors

   At a meeting held on October 3, 2001, the Company's Board of Directors, based on the unanimous recommendation of the Special Committee (i) determined that each of the Agreement, the Offer and the Merger is in the best interests of the stockholders of the Company, (ii) resolved to approve the Offer, the Merger and the Agreement and the transactions contemplated hereby, and (iii) recommended acceptance of the Offer and, if applicable, adoption of the Agreement by such stockholders of the Company, subject to the terms and conditions set forth therein

   Accordingly, the Company's Board recommends that Zengine stockholders accept the Offer and tender their Shares pursuant to the Offer.

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Reasons for the Recommendation

   In reaching its decision to approve the Agreement and recommend that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Special Committee considered a number of factors. The material favorable factors were the following:

  . The price to be paid pursuant to the Offer represented a 15% premium over for the average closing price for the Shares for 45 days proceeding October 3, 2001 and a 22% premium over the average closing price of the Shares for the proceeding 90 days and that 99% of the trades in the Company's Common Stock during the six months proceeding October 3, 2001 were concluded below the Offer price.

  . The opinion of McDonald Investments, Inc. to the Special Committee as to the fairness, from a financial point of view as of the date of the opinion, of the Offer and the Merger to the holders of Shares (other than MCSi and its affiliates). The full text of the written opinion of McDonald Investments, Inc. is filed as an exhibit hereto and is incorporated herein by reference.

  . The Company's ability to entertain other acquisition proposals and to terminate the Agreement and accept a superior transaction from another bidder without incurring any termination or similar fees.

  . The increased liquidity for independent stockholders of MCSi's common stock compared to the Company's Common Stock. As of October 3, 2001, MCSi's market cap was approximately $300 million versus $54.8 million for the Company. MCSi's public float was approximately 11.46 million shares versus 2.71 million for the Company, and MCSi's average trading volume was approximately 479,067 shares versus 11,942 for the Company.

  . The pricing and valuation for high technology stocks generally, and particularly e-commerce related stocks, the fact that since the Company's IPO in September 2000, the market price for the Company's stock had decreased drastically. Over that period through the date of announcement of the Offer, the Common Stock had lost approximately 70% of its market value.

  . The decline in the Company's business prospects since its IPO, as evidenced by the lack of contract awards. Since March 31, 2001, Zengine has had difficulty in attracting new customers for its services. At the time of its IPO in September of 2000, Zengine had 16 e-commerce clients and expected that number to grow rapidly. As of June 30, 2001, Zengine had only 13 e-commerce clients and had not been able to sign a new customer during the quarter ended September 30, 2001. In addition, approximately one half of Zengine's customer contracts are scheduled to expire prior to the end of the year and management expressed doubt to the Board as to whether Zengine would be able to renew a substantial portion of such contracts. Management's belief that since Zengine's e-commerce customers have typically signed contracts for between one and three years, a declining customer base will have a negative impact on Zengine's revenue and earnings for the next several years and that as an independent company, Zengine would not be able to reduce costs as dramatically as it could as part of MCSi.

  . Management's belief that MCSi's video conferencing business had better prospects than the Company's business, especially following the terrorist events of September 11, 2001.

  . The Company's dependence on MCSi in relation to its business, including that it receives substantially all of its administrative services from MCSi, that approximately 80% of its business (measured by current revenues) is derived directly or indirectly through its relationship with MCSi, and that the 20% of its employees are MCSi employees. In addition, the Special Committee considered the fact that Company management had expressed the belief that the Company could not continue as an independent business if MCSi withdrew its support.

  . The right of the Company to terminate the Agreement if the Offer is not consummated by January 15, 2002 and by May 16, 2002 if the Merger is not yet consummated.

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   The Company Board weighed the foregoing factors against the following negative considerations:

  . The Offer has no collar and, therefore, the relative premium represented by the Offer price may fluctuate from day to day and may not be as advantageous to the Company's independent stockholders as of the date of consummation of the Offer as it was at the time of announcement.

  . The fact that the Special Committee did not solicit alternative proposals from third parties, and consideration of whether parties other than MCSi would be willing or capable of entering into a transaction with the Company that would provide value to the Company's independent stockholders superior to the price to be paid pursuant to the Offer and the Merger.

  . The covenants in the Agreement restricting the conduct of the Company's business prior to the consummation of the Merger only to conduct which is in the ordinary course consistent with past practice, as well as various other operational restrictions on the Company prior to the consummation of the Merger.

   The Special Committee also considered the following:

  . The terms and conditions of the Offer, the Merger and the Agreement.

  . Possible strategic alternatives to the Offer and the Merger, including continuing to operate as an independent company or a business combination with another company.

  . The directors' knowledge of the Company and MCSi's business, financial condition, results of operations and current business strategies.

  . The interests of the Company's directors and executive officers that are different from, or in addition to, the interests of the Company's independent stockholders. The Special Committee did not believe that these interests should be given any weight in its decision to approve and recommend the Offer and the Merger.

   The foregoing discussion of the material factors considered by the Special Committee is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Agreement, the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Special Committee may have assigned different weights to different factors.

Intent to Tender

   To the Company's knowledge, its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all the Shares held of record or beneficially owned by them, except to the extent tendering would result in liability under Section 16(b) of the Exchange Act.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

   (a) McDonald Investments, Inc. has been retained by the Special Committee as its financial advisor in connection with the Offer and the Merger and related matters. Pursuant to the terms of this engagement, the Company agreed to pay McDonald Investments, Inc. for its financial advisory services a retainer of $75,000 upon signing its engagement letter and an opinion fee of $125,000 upon notification by McDonald Investments, Inc. to the Special Committee that it had substantially completed its work and that, upon request, it was prepared to render its opinion. The Company also has agreed to reimburse McDonald Investments, Inc. for all out-of-pocket expenses incurred in performing its services, including the fees and expenses of counsel, incurred in connection with its engagement. The Company has also agreed to indemnify McDonald Investments, Inc. and related parties against certain liabilities incurred in connection with its engagement, including certain liabilities under the federal securities laws.

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   McDonald Investments, Inc. is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, McDonald Investments, Inc. and its affiliates may trade securities of MCSi and the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or a short position in such securities.

   Except as described above, neither the Company nor any person acting on its behalf has employed, retained, compensated, or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer or the Merger.

   McDonald Investments, Inc. has consented to the reference to and the disclosure of its opinion in this Statement.

Item 6. Interest in Securities of the Subject Company

   (a) No transactions in the Shares have been effected during the last 60 days by the Company.

   (b) No transactions in the Shares have been effected during the last 60 days, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

   (a) Except as set forth herein, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

   (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information.

   Not applicable.

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Item 9. Material to be Filed as Exhibits

 1. Loan Agreement by and among Zengine, Inc. and MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (1)

 2. Secured Promissory Note from MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (1)

 3. Security Agreement by and among Zengine, Inc., MCSi-California, Inc., Digital Networks Corporation and MCSi-Texas, Inc. dated as of December 29, 2000. (1)

 4. Secured Continuing Corporate Guaranty dated as of December 29, 2000 from MCSi-California, Inc. (1)

 5. Secured Continuing Corporate Guaranty dated as of December 29, 2000 from Digital Networks Corporation. (1)

 6. Secured Continuing Corporate Guaranty dated as of December 29, 2000 from MCSi-Texas, Inc. (1)

 7. Form of 2000 Employee Stock Purchase Plan. (2)

 8. Administrative Services Agreement by and between MCSi and Zengine dated as of October 1, 1999. (2)

 9. Distribution Services Agreement by and between MCSi and Zengine dated as of October 1, 1999. (2)

10. Amendment to Distribution Services Agreement by and between MCSi and Zengine date August 17, 2000. (2)

11. Amendment to Distribution Services Agreement by and between MCSi and Zengine dated June 1, 2000. (2)

12. Sublease and Equipment Lease Agreement by and between MCSi and Zengine dated as of October 1, 1999. (2)

13. Stock Purchase Agreement by and among Zengine, MCSi and certain listed purchasers dated as of September 30, 1999. (2)

14. Registration Rights Agreement by and among Zengine, MCSi and certain investors and founders dated as of September 30, 1999 (2)

15. Amendment dated April 6, 2000 to Registration Rights Agreement by and among Zengine, MCSi and certain investors and founders dated September 30, 1999.
    (2)

16. Stockholders Agreement by and amount Zengine, MCSi and certain investors and option holders dated as of September 30, 1999. (2)

17. Amendment and Addendum dated April 6, 2000 to Stockholder's Agreement by and among Zengine, MCSi and certain investors and option holders dated September 30, 1999. (2)

18. Stockholders Agreement by and amount Zengine, MCSi and certain investors and option holders dated as of September 30, 1999. (2)

19. Amendment and Addendum dated April 6, 2000 to Stockholder's Agreement by and among Zengine, MCSi and certain investors and option holders dated September 30, 1999. (2)

20. E-commerce Services Agreement by and between MCSi and Zengine dated October 1, 1999. (2)

21. Employment Agreement by and between Zengine, Inc. and Joseph M. Savarino dated March 1, 1999. (2)

22. Employment agreement by and between Zengine, Inc. and Latit Dhadphale dated March 15, 1999. (2)

23. Employment Agreement by and between Zengine, Inc. and Christopher Feaver dated March 8, 1999. (2)

24. Opinion Letter of McDonald Investments, Inc. to the Special Committee of the Board of Directors of Zengine, Inc. dated October 3, 2001.
--------
(1) Incorporated by reference from the Registrant's Form 10-Q For Period Ended December 31, 2000 filed with the Commission on February 14, 2001.

(2) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (File No. 333-36312) filed with the Commission on May 4, 2000, as amended.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ZENGINE, INC.

                                          By: /s/ Joseph M. Savarino
                                             ----------------------------------
                                           Name:Joseph M. Savarino
                                           Title:President and Chief Executive
                                            Officer

Dated: November 16, 2001

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